GRIPPO & ELDEN LLC

Suite 3600
227 West Monroe Street
Chicago, Illinois 60606

FAX: (312) 558-1195 (312) 263-7356	(312) 704-7700	To Call Writer Direct (312) 704-7733 mhafter@grippoelden.com

August 2, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

  Re:
  IMCOR Pharmaceutical Co.
  Registration Statement on Form SB-2

Ladies and Gentlemen:

        On behalf of IMCOR Pharmaceutical Co. (the "Company"), please accept for filing under the Securities Act of 1933, as amended, the Company's Registration Statement on Form SB-2 relating to up to 40,092,501 shares of common stock of the Company, $.001 par value per share, which may be sold from time to time by certain selling shareholders. In payment of the registration fee, $1,067.00 was transferred to the Commission's account by federal wire as required pursuant to Rule 13(c) of Regulation S-T. The wire was sent on July 30, 2004 and was assigned referenced number 20040730L1LFSV1C000979.

        If there are any question, or if I may be of further assistance, please feel free to contact me at 312/704-7733, or my partner, Theodore Grippo at 312/704-7720.

Very truly yours,
/s/ MATTHEW I. HAFTER

MIH/pab
Enclosure

cc:
Taffy J. Williams
Brooks Boveroux
Larry Grant
Theodore W. Grippo